March 7, 2008
VIA E-MAIL AND EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry L. Greene

Re:	Calamos Strategic Total Return Fund
File Nos. 333-146943 and 811-21484
Calamos Convertible Opportunities and Income Fund
File Nos. 333-146945 and 811-21080
Calamos Convertible and High Income Fund
File Nos. 333-146947 and 811-21319
Calamos Global Total Return Fund
File Nos. 333-146944 and 811-21547
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, the above referenced funds (the “Registrants”) hereby request that the effective date of the Registration Statements referred to above be accelerated so that they will be declared effective on March 10, 2008, or as soon as possible thereafter, after notification by telephone to the staff that the Registration Statements are correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus or prospectus supplement at the time of offering. Future managing or principal underwriters of a particular offering pursuant to the Registration Statements, if any, will be identified in prospectus supplements to the Registration Statements at the time of offering.
     With respect to the Registrants’ request for acceleration of the effective date of the Registration Statements, please be advised that the Registrants acknowledge that:
     (1) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;
     (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

     (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
     (4) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Nimish S. Bhatt
Nimish S. Bhatt
Vice President and Chief Financial Officer On Behalf of the Registrants Listed Above